UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
1-13219
CUSIP NUMBER
675746309

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q ☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I

REGISTRANT INFORMATION

Ocwen Financial Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

1661 Worthington Road, Suite 100
Address of Principal Executive Office (Street and Number)

West Palm Beach, Florida 33409
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Ocwen Financial Corporation (the “Company” or “Ocwen”) requires additional time to complete its financial closing procedures and ensure appropriate disclosure of various recent events impacting the Company. Accordingly, the Company is not able to complete the preparation, review and filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company currently expects to file its Form 10-Q on or before May 15, 2017, the prescribed due date pursuant to this Form 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael R. Bourque, Jr.	(561)	682-8000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes			☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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The Company’s preliminary operating results for the three months ended March 31, 2017 are as follows:

The Company incurred a GAAP net loss of $(32.6) million, or $(0.26) per share for the three months ended March 31, 2017 compared to net loss of $(111.2) million, or $(0.90) per share, for the three months ended March 31, 2016. The Company generated revenue of $321.9 million for the three months ended March 31, 2017, a decrease of 2.7% compared to the three months ended March 31, 2016. Cash Flows from Operating Activities were $85.7 million for the three months ended March 31, 2017, compared to $140.9 million during the first quarter of 2016. The Company ended the quarter with $268 million of cash.

Pre-tax loss for the first quarter of 2017 was $(30.5) million, a $71.6 million improvement from the first quarter of 2016. Pre-tax results for the quarter include the following significant items: $(8.0) million in litigation reserves, $(4.4) million of regulatory monitor costs and $(1.0) million in severance and other items.

The Servicing segment recorded $3.1 million of pre-tax income, a $68.8 million improvement versus the first quarter of 2016, driven by a $31.8 million improvement in Mortgage Servicing Rights Fair Value, $16.9 million in lower legal fees, the non-repeat of $6.2 million in S&P-downgrade related indemnification payments made in 2016, and other expense savings.

The Lending segment recorded $1.1 million of pre-tax income for the first quarter of 2017, a $1.7 million improvement versus the first quarter of 2016. Total mortgage lending volume grew 13.7% driven by a 127% increase in the forward lending retail channel versus the first quarter of 2016.

The financial results and other financial data presented above are preliminary, based upon the Company’s estimates and subject to completion of the Company’s financial closing procedures and issuance of its financial statements as of and for the quarter ended March 31, 2017.  Moreover, the financial statements and other financial data have been prepared on the basis of currently available information. The Company’s final financial results and other financial data could differ materially from its preliminary financial results and other financial data. The Company’s final financial results will be set forth in the Company’s Form 10-Q for the first quarter of 2017.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Our business has been undergoing substantial change which has magnified such uncertainties. Readers should bear these factors in mind when considering such statements and should not place undue reliance on such statements. Forward-looking statements involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially. In the past, actual results have differed from those suggested by forward-looking statements and this may happen again.

Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the following: adverse impacts on the Company as a result of filing this Form 12b-25, including adverse impacts due to reactions to such event by lenders, rating agencies, vendors or other counterparties, regulators or others; uncertainty related to claims, litigation, cease and desist orders and investigations brought by government agencies and private parties regarding our servicing, foreclosure, modification, origination and other practices, including uncertainty related to past, present or future investigations, litigation, cease and desist orders and settlements with state regulators, the Consumer Financial Protection Bureau, State Attorneys General, the Securities and Exchange Commission (SEC), the Department of Justice or the Department of Housing and Urban Development and actions brought under the False Claims Act by private parties on behalf of the United States of America regarding incentive and other payments made by governmental entities; adverse effects on our business as a result of regulatory investigations, litigation, cease and desist orders or settlements; reactions to the announcement of such investigations, litigation, cease and desist orders or settlements by key counterparties, including lenders; increased regulatory scrutiny and media attention; any adverse developments in existing legal proceedings or the initiation of new legal proceedings; our ability to effectively manage our regulatory and contractual compliance obligations; our ability to contain and reduce our operating costs, including our ability to successfully execute on our cost improvement initiative; the adequacy of our financial resources, including our sources of liquidity and ability to sell, fund and recover advances, repay borrowings and comply with our debt agreements, including the financial and other covenants contained in them; our servicer and credit ratings as well as other actions from various rating agencies, including the impact of prior or future downgrades of our servicer and credit ratings; volatility in our stock price; the characteristics of our servicing portfolio, including prepayment speeds along with delinquency and advance rates; our ability to successfully modify delinquent loans, manage foreclosures and sell foreclosed properties; uncertainty related to legislation, regulations, regulatory agency actions, government programs and policies, industry initiatives and evolving best servicing practices; as well as other risks detailed in Ocwen’s reports and filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2016 and any current and quarterly reports since such date. In addition, there can be no assurance that a definitive agreement will be entered into with New Residential Investment Corp. on the terms we’ve described publicly, or at all. Anyone wishing to understand Ocwen’s business should review its SEC filings. Ocwen’s forward-looking statements speak only as of the date they are made and, we disclaim any obligation to update or revise forward-looking statements whether as a result of new information, future events or otherwise.

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Ocwen Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2017	By:	/s/ Michael R. Bourque, Jr.
Michael R. Bourque, Jr. Chief Financial Officer
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